

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2013

Via E-mail
James R. Bond
President and Chief Executive Officer
Kelso Technologies Inc.
7777-118A Street
North Delta, British Columbia VAC 6VI

> **Re:** **Kelso Technologies Inc.**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed November 21, 2013**
> **File No. 000-55032**

Dear Mr. Bond:

We have reviewed your amended filing and responses to our letter November 7, 2013 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Information on our Company, page 12

General Development of the Business, page 13

General, page 13

1. We note your response to our prior comment 10. Please clarify that there is no guarantee that the companies named on page 13 will purchase your BOV design products.

Three Year History, page 14

2012, page 15

2. We note your response to our prior comment 11 on page 16 regarding your belief that the JS75XL has lower costs of ownership and maintenance when compared to competing products. With a view towards revised disclosure, please advise whether it is possible that a larger number of the valve and tank repair shops' customers use the competitors' products and that the repaired competitors' products are older than the still functioning products that you have sold.

3. We note your response to our prior comment 12 on page 16 and the disclosure that you have applied for the M-1003 certification. Please clarify here as to whether your

JS75XH/27 has received M-1003 certification. If it has not received the certification, please provide an estimate, if possible, of when you expect to receive such certification. In addition, explain the differences between the M-1002 and M-1003 certifications and clarify as to how you have been able to produce and sell the JS7XH/27 without the M-1003 certification.

Business Overview, page 18

Marketing, page 18

4. We note your revised disclosure on page 23. Please remove the sentence regarding encouragement from the Staff Director and revise to state as a belief of management that you are well connected to the Safety and HAZMAT sections of the Class I railroads.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Bernard Pinsky
        Clark Wilson LLP